Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Three Months Ended March 31, 2015		Year Ended December 31,
			2014	2013		2012		2011	2010
			(dollars in thousands)
Operating income (loss)	$74,663		$519,465	$216,807		$123,885		$235,499	$243,650
Add—Fixed charges	22,270		86,066	103,668		106,470		110,919	117,119

Operating income (loss) before fixed charges	$96,933		$605,531	$320,475		$230,355		$346,418	$360,769

Fixed Charges:
Interest (b)	$16,136		$62,570	$79,381		$81,565		$90,126	$97,709
Other (c)	6,134		23,496	24,287		24,905		20,793	19,410

Total fixed charges	$22,270		$86,066	$103,668		$106,470		$110,919	$117,119

Ratio of earnings to fixed charges	4.35	(d)	7.04	3.09	(e)	2.16	(f)	3.12	3.08	(g)

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the three month period ended March 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of the 2017 Notes and (ii) $2,655 excess interest expense due to the delay between the issuance of the 2025 Notes and the settlement of the redemption of the 2017 Notes. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.01.

(e)	Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 2015 Notes and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 4.35.

(f)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.36.

(g)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards and (iii) benefits pursuant to the tax receivable agreement of $8,834 relating to the aforementioned items. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.96.